SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Constellium N.V.
(Name of Issuer)

Class A Ordinary Shares, nominal value €0.02
(Title of Class of Securities)

NN22035 104
(CUSIP Number)

Ellen J. Odoner, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION OF ABOVE PERSON
Caisse des Dépôts et Consignations

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

	7	SOLE VOTING POWER

NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		12,846,969 shares of Class A ordinary shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH	10	SHARED DISPOSITIVE POWER
		12,846,969 shares of Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,846,969 shares of Class A ordinary shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. NN22035 104	13D	Page 2 of 11

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION OF ABOVE PERSON
Fonds Stratégique d’Investissements

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

	7	SOLE VOTING POWER

NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		12,846,969 shares of Class A ordinary shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH	10	SHARED DISPOSITIVE POWER
		12,846,969 shares of Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,846,969 shares of Class A ordinary shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. NN22035 104	13D	Page 3 of 11

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A ordinary shares, nominal value €0.02 (the “Ordinary Shares”), of Constellium N.V. (the “Issuer”).  The principal executive offices of the Issuer are located at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, The Netherlands.

Item 2.	Identity and Background

This Statement on Schedule 13D is filed jointly by (i) the Caisse des Dépôts et Consignations, a major French state-owned financial institution (établissement special) (“CDC”), and (ii) Fonds Stratégique d’Investissement, a société anonyme incorporated under the laws of the Republic of France (“FSI”).  CDC and FSI are referred to herein collectively as the “Reporting Persons.”  The principal address for each of the Reporting Persons is 56, rue de Lille, 75007 Paris, France.

FSI is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds.  CDC holds 51% of the share capital of FSI and solely controls FSI.  The other 49% of FSI’s share capital is owned by the French State.  CDC, a major French state-owned financial institution, is principally engaged in the business of long-term investments.

As of the date hereof, FSI holds directly 12,846,969 Ordinary Shares. As of the date hereof, CDC does not hold any Ordinary Shares directly.  CDC may be deemed to be the beneficial owner of 12,846,969 Ordinary Shares, indirectly through its ownership of 51% of the share capital and sole control of FSI.

Attached as Appendices A and B to Item 2 is information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A and B to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 4, 2011, FSI acquired 352,950 Ordinary Shares from the Issuer for an aggregate purchase price of $12,500,000.  FSI obtained the funds to purchase the Ordinary Shares from previous capital contributions from its shareholders.  In connection with a recapitalization prior to the Issuer’s initial public offering (the “IPO”), the Issuer issued an additional 22.8036011 Ordinary Shares for each outstanding Ordinary Share to each shareholder, as a result of which FSI acquired an additional 8,048,531 Ordinary Shares for no additional consideration.

On May 22, 2013, Apollo Omega (Lux) S.à.r.l. (“Apollo Omega”), AMI (Luxembourg) S.à.r.l. (“AMI”), Rio Tinto International Holdings Ltd. (“Rio Tinto”) and FSI entered into a Share Purchase Agreement (the “Purchase Agreement”), whereby FSI agreed to place a binding order to purchase 4,445,488 Ordinary Shares in the Issuer’s IPO, and Apollo Omega, AMI and Rio Tinto agreed to use best efforts to cause the underwriters in the IPO to allocate that number of Ordinary Shares to FSI.  For information concerning the standstill provisions of the Purchase Agreement applicable to FSI, see Item 6 of this Schedule 13D.  A copy of the Purchase Agreement is filed as Exhibit 2.

On May 29, 2013, pursuant to the Purchase Agreement, FSI purchased 4,445,488 Ordinary Shares for an aggregate purchase price of $66,682,320.  FSI obtained the funds to purchase the Ordinary Shares from working capital.
As of the date hereof, FSI holds 12,846,969 Ordinary Shares, representing 12.6% of the Ordinary Shares and 12.5% of the outstanding share capital of the Issuer.

Item 4.	Purpose of Transaction

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer (subject to the standstill provisions of the Purchase Agreement described in Item 6 of this Schedule 13D, which description is incorporated herein by reference), or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law (subject to the provisions of the Lock-Up Agreement described in Item 6 of this Schedule 13D, which description is incorporated herein by reference).  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  None of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Under the terms of the Amended and Restated Shareholders Agreement dated as of May 29, 2013 (the “Shareholders Agreement”), among Apollo Omega, AMI, Rio Tinto, FSI and the Issuer, each of Apollo Omega, AMI, Rio Tinto and FSI (collectively, the “Sponsoring Shareholders”) agreed that as long as the number of Ordinary Shares owned by a Sponsoring Shareholder equals or exceeds a specified percentage amount, Rio Tinto and FSI would each be entitled to designate for binding nomination one member of the board of directors of the Issuer, and Apollo Omega and AMI collectively would have the right to designate for binding nomination a majority of the board of directors or two members of the board of directors, depending on whether the aggregate number of shares held by Apollo Omega and AMI equals or exceeds the required percentage amount.  Each of the Sponsoring Shareholders also agreed to vote in favor of each director nominated by the other Sponsoring Shareholders, as long as the Sponsoring Shareholder that nominated the director continues to hold the required percentage amount of the Issuer’s Ordinary Shares.  (For additional information, see “Amended and Restated Shareholders Agreement” in Item 6 of this Schedule 13D, which is incorporated herein by reference.)  Accordingly, FSI may be deemed to comprise a group with Apollo Omega, AMI and Rio Tinto within the meaning of the Securities Exchange Act of 1934, as amended, that may be deemed to share voting power with respect to the aggregate 78,851,412 Ordinary Shares held by the Sponsoring Shareholders, which represents approximately 77.4% of the Issuer’s outstanding Ordinary Shares.  See the Statements on Schedule 13D filed with the Securities and Exchange Commission by Rio Tinto and by Apollo Omega and AMI, respectively.  Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares held by Rio Tinto, Apollo Omega or AMI, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

On May 29, 2013, FSI completed the acquisition of 4,445,488 Ordinary Shares pursuant to the Purchase Agreement.  Following this purchase of Ordinary Shares, FSI holds directly 12,846,969 Ordinary Shares, which represents approximately 12.6% of the Issuer’s outstanding Ordinary Shares.  CDC solely controls FSI and may therefore be deemed to be the indirect beneficial owner of the shares held by FSI.

(a)  See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 101,811,560 outstanding Ordinary Shares of the Issuer as of May 29, 2013, as reported in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on May 23, 2013.

(b)            See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)            There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Shareholders Agreement

Under the terms of the Shareholders Agreement, each of the Sponsoring Shareholders agreed that as long as the total number of Ordinary Shares:

1)            owned by Rio Tinto and its affiliates equals or exceeds 10% of the total number of outstanding Ordinary Shares (but excluding Ordinary Shares issued pursuant to a management equity plan of the Issuer), or Rio Tinto continues to hold all of the Ordinary Shares initially subscribed for by Rio Tinto or its affiliates in 2010, Rio Tinto will be entitled to designate for binding nomination one member of the board of directors of the Issuer;

2)            owned by FSI and its affiliates equals or exceeds 4% of the total number of outstanding Ordinary Shares (but excluding Ordinary Shares issued pursuant to a management equity plan of the Issuer), or FSI continues to hold all of the Ordinary Shares initially subscribed for by FSI or its affiliates in 2010, FSI will be entitled to designate for binding nomination one member of the board of directors of the Issuer;

3)            owned by Apollo Omega and AMI and their respective affiliates (i) equals or exceeds 40% of the total number of outstanding Ordinary Shares (but excluding Ordinary Shares issued pursuant to a management equity plan of the Issuer), or Apollo Omega and AMI, together with their respective affiliates, continue to hold all of the Ordinary Shares initially subscribed for by such persons in 2010, and (ii) no person that is not an affiliate of Apollo Omega or AMI holds a majority of the Ordinary Shares, Apollo Omega and AMI collectively will be entitled to designate for binding nomination a majority of the directors comprising the board of directors of the Issuer; and if Apollo Omega and AMI fail to satisfy either of the foregoing conditions, Apollo Omega and AMI will collectively be entitled to nominate two directors as long as the total number of Ordinary Shares equals or exceeds 10% of the total number of outstanding Ordinary Shares (but excluding Ordinary Shares issued pursuant to a management equity plan of the Issuer).

Each of the Sponsoring Shareholders also agreed to vote in favor of each director nominated by the other Sponsoring Shareholders, as long as the Sponsoring Shareholder that nominated the director continues to hold the required percentage amount of the Issuer’s Ordinary Shares.

Share Purchase Agreement

Under the terms of the Purchase Agreement, FSI agreed that if it purchased Ordinary Shares in the IPO, then until May 29, 2014, neither FSI nor its affiliates would directly or indirectly acquire, offer or propose to acquire, or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or by joining a group, any securities of the Issuer that would result in FSI and its affiliates owning, controlling or otherwise having a beneficial or other ownership interest in the Issuer which in the aggregate is greater than the percentage ownership interest in the Issuer held by FSI and its affiliates (“FSI’s Percentage Interest”) as of the closing of the Issuer’s IPO. In addition, if FSI’s Percentage Interest is less than 12.5% following the closing of the IPO and the exercise of any over-allotment option granted to the underwriters, then commencing on November 29, 2013, FSI and its affiliates can purchase Ordinary Shares or other securities of the Issuer as long as FSI’s Percentage Interest does not exceed 12.5%.

The limitations on FSI’s acquisition of Ordinary Shares are subject to certain exceptions, including:

1)            in the event that Apollo Omega, AMI and Rio Tinto, acting jointly, waive the limitation in whole or in part; or

2)            in the event that FSI’s Percentage Interest is reduced as a result of a merger, consolidation, share exchange or other business combination involving the issuance of Ordinary Shares representing an amount greater than 20% of the total number of outstanding Ordinary Shares prior to such transaction, on the later of (A) November 29, 2013, and (B) the date of such reduction; or

3)            in the event that the sum of the percentage of the total number of outstanding Ordinary Shares owned by Apollo Omega, AMI and Rio Tinto and their affiliates is reduced to less than 40%, on the later of (A) November 29, 2013, and (B) the date on which the sum of the percentage of the total number of outstanding Ordinary Shares owned by Apollo Omega, AMI and Rio Tinto and their affiliates falls below 40%; or

4)            in the event that a third party who is unaffiliated with any of Apollo Omega, AMI, Rio Tinto, the Issuer or FSI acquires beneficial ownership of a number of Ordinary Shares which represents at least 15% of the total amount of then outstanding Ordinary Shares, on the later of (A) November 29, 2013, or (B) the date on which the third party crosses the 15% threshold.

Lock-Up Agreement

In connection with the Issuer’s IPO and pursuant to the Purchase Agreement, FSI entered into a lock-up agreement (the “Lock-Up Agreement”) with the representatives of the underwriters in the IPO, pursuant to which FSI agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, any of the Ordinary Shares, or any options or warrants to purchase any Ordinary Shares, or any securities convertible into, exchangeable for or that represent the right to receive any Ordinary Shares, for a 180 day period ending on the date that is 180 days after, May 22, 2013 (such period, the “Lock-Up Period”), except with the prior written consent of the representatives of the underwriters.

The Lock-Up Period will be automatically extended if (i) during the last 17 days of the Lock-Up Period, the Issuer releases earnings results or announces material news or a material event, or (ii) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the Lock-Up Period, in which case the restrictions imposed by the Lock-Up Agreement will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, unless Goldman, Sachs & Co., as the representative of the underwriters, agrees to waive such extension.

The summaries of the Purchase Agreement as described in this Item 6 and Item 3 above, the Shareholders Agreement as described in this Item 6 and in Item 5 above, and of the Lock-Up Agreement as described in this Item 6, do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached to this Statement on Schedule 13D as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of June 10, 2013, by and among the Reporting Persons.

Exhibit 2:	Share Purchase Agreement, dated as of May 22, 2013, by and among Apollo Omega, AMI, Rio Tinto and FSI.

Exhibit 2:
Amended and Restated Shareholders’ Agreement, dated as of May 29, 2013, by and among the Issuer, Apollo Omega, AMI, Rio Tinto and FSI (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 13, 2013 (File No. 333-188556, as amended).

Exhibit 3:
Form of Lock-Up Agreement, by and among Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement referred to therein, and FSI, incorporated herein by reference to Annex III to Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556).

SIGNATURES
After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.
Dated:  June 10, 2013

CAISSE DES DÉPÔTS ET CONSIGNATIONS

By:	/s/ Alain Minczeles
Name: Alain Minczeles
Title: Head of Finance Division

FONDS STRATÉGIQUE D’INVESTISSEMENT

By:	/s/ Jean-Yves Gilet
Name: Jean-Yves Gilet
Title: Chief Executive Officer

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

FONDS STRATÉGIQUE D’INVESTISSEMENT

The name, business address and present principal occupation or employment of each of the directors and executive officers of Fonds Stratégique d’Investissement are set forth below. The business address of each director and executive officer is Fonds Stratégique d’Investissement c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

JEAN-PIERRE JOUYET	Chairman of the Board of Directors

JEAN-YVES GILET	Chief Executive Officer

PHILIPPE BRAIDY	Senior Vice President

DAVID AZEMA	Director

FRANCK SILVENT	Director

PASCAL FAURE	Director

DENIS KESSLER	Director

PATRICIA BARBIZET	Director

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

CATHERINE DUPONT-GATELMAND	Senior Investment Director

JEAN D’ARTHUYS	Senior Investment Director

THOMAS DEVEDJIAN	Senior Investment Director

BERTRAND FINET	Senior Investment Director

YVES JAMBU-MERLIN	Communication Director

PIERRE BENEDETTI	Chief Financial Officer

ELODIE ROUEIL	Human Resources Director

YVES BAROU	Employee Relations Advisor

MARTINE GUICHENDUC	Chief Risks & Compliance Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the members of the Management Committee of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et Consignations are set forth below. The business address of each such person is Caisse des Dépôts et Consignations c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

JEAN-PIERRE JOUYET	Chairman and Chief Executive Officer

ANDRE LAURENT MICHELSON	Group Corporate Secretary

FRANCOIS BACHY	Group Corporate Communications Director

BENJAMIN DUBERTRET	Saving Funds Director

NATHALIE GILLY	Banking Services Director

BRIGITTE GOTTI	Group Human Resources Director

ANNE-SOPHIE GRAVE	Pensions and Solidarity Director

STEPHANE KEITA	Regional and Local Development and Network Director

OLIVIER MAREUSE	Group Finance Director

JEAN MARC MORIN	Deputy Group Corporate Secretary and Head of Legal and Tax Department

GILLES SEIGLE	Regional and Local Development and Network Director

FRANCK SILVENT	Director of the Caisse des Dépôts Group Finance, Strategy, Subsidiaries and International Department

LAURENT VIGIER	Director of European and International Affairs, Permanent Representative of the Caisse des Dépôts Group to the European Institutions